Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 27, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 27, 2006, entitled "The board of Statoil ASA requests authorisation to repurchase shares".

The board of Statoil ASA requests authorisation to repurchase shares

The board of directors of Statoil ASA will request the annual general meeting to authorise it to repurchase own shares.

The reason for the request for such authorisation is to enable Statoil’s board of directors to utilise the mechanisms permitted by the Public Limited Companies Act with respect to the distribution of capital to the company’s shareholders. Repurchase of own shares will also be an important means of being able to continuously adjust to an appropriate capital structure. On condition that the annual general meeting grants such authorisation, Statoil's board of directors has adopted a revised dividend policy for the company which defines goals for the total capital distribution over time and which emphasises that capital can be distributed to the company’s owners, in the form of both cash dividends and the repurchase of own shares. Statoil’s revised dividend policy reads as follows:

“It is Statoil’s ambition to grow the ordinary cash dividend measured in NOK per share. Furthermore, it is Statoil’s intention to return to its shareholders, through cash dividends and share repurchases, an amount in the range of 45 to 50 per cent of consolidated net income as determined in accordance with USGAAP. In any one year, however, the aggregate of the cash dividends and share repurchases may be higher or lower than 45 to 50 per cent of net income, depending on Statoil’s evaluation of expected cash flow development, capital expenditure plans, financing requirements and appropriate financial flexibility.”

Within this authorisation, the board of directors will be able to repurchase up to 50,000,000 of the company’s own shares during the period up to the next annual general meeting. Each share may be purchased at a price between NOK 50 and NOK 500. It is a precondition that repurchased shares are subsequently annulled through a resolution on capital reduction by a new general meeting. It is further a precondition for the purchase and the annulment of own shares that the Norwegian state’s owner interest in Statoil ASA is not changed as a result. In order to achieve this, a proposal will also be put forward at the general meeting which is to decide the annulment of the repurchased shares for the redemption of a proportion of the state’s shares, so that the state’s owner interest in the company remains unchanged. The state currently has an owner interest of 70.9 per cent, and the total annulment and redemption could thus involve up to 171,798,603 shares (approximately 7.9 per cent of the company’s share capital).

Statoil ASA and the state represented by the Ministry of Petroleum and Energy have entered into an agreement whereby the ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state’s shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the prices paid by Statoil ASA for shares purchased in the market, plus an interest rate of the Norwegian Interbank Offered Rate (NIBOR) + 1%-point which will compensate for the state receiving settlement for its shares at a later date than those who have sold their shares in the market.

Resolutions in general meeting’s on authorisation to acquire own shares and capital reduction both require at least a two-thirds majority of the shares represented at the annual general meeting.

STATOIL ASA (Registrant)
Dated: March 27, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer